SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisboa

Portugal

+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.	Press Release of Portugal Telecom, SGPS, S.A., dated February 17, 2006, entitled “Portugal Telecom Provides Comments on Recent Statements of Portuguese Competition Authority.”

IMPORTANT NOTICES

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

RELEASE

Portugal Telecom provides comments on recent statements of Portuguese Competition Authority

Lisbon, Portugal, 17 February, 2006 – In response to recent comments from the Portuguese Competition Authority (“AdC”), Portugal Telecom would like to clarify the following:

>	With regard to access network concentration, Portugal Telecom has been submitted to, and has complied with, the full range ex ante remedies provided for in both the European and national regulatory frameworks to ensure an appropriate level playing field for all retail telecom operators;

>	On the issue of barriers-to-entry to the local network, PT has one of the lowest unbundled local loop prices in Europe. Local loop unbundling increased by 720% during 2005 according to ICP-ANACOM;

>	In what concerns access to content, the Portugal Telecom Group, already grants third-party non discriminatory access to premium sport and film content and also to the most popular locally produced pay-tv channels;

>	What the AdC referred to as “monopoly rent” is in fact limited by cost oriented price controls adopted by ICP-ANACOM both at the wholesale and retail levels and by increasing competition. Portugal Telecom makes significant investments in innovation and the development of the information society both in Portugal and in other Portuguese speaking countries.

In this regard, since last October, Portugal Telecom has been conducting a strategic review of its activities taking into account technological and regulatory considerations. One of the options under review is the creation of a separate wholesale company within its fixed line division, PT Comunicações S.A.

The benefits of such a separate wholesale wireline company within Portugal Telecom include: establishing the basis for rapid investment and migration to next generation networks; increasing the scope for competition and investment in the Portuguese telecommunications services market; offering customers increased choice, products and services; allowing PT greater flexibility to manage its consumer and retail businesses; and providing monetisation opportunities to enhance shareholder value.

In this process, Portugal Telecom shall seek the views of the relevant competent authorities and Consumer Groups as well as other telecoms operators in the Portuguese market.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.